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                            May 20, 2020

       Benjamin Schlater
       Chief Financial Officer
       FERRO CORPORATION
       6060 Parkland Boulevard
       Suite 250
       Mayfield Heights, Ohio 44124

                                                        Re: FERRO CORPORATION
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 8-K
                                                            Filed March 2, 2020
                                                            File No. 1-00584

       Dear Mr. Schlater :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Note 21. Reporting for Segments, page 92

   1. We note that your business is divided into four business units based on disclosures provided on page 3:
Tile Coating Systems, Porcelain Enamel, Performance Colors and
                                                        Glass, and Color
Solutions. During the year ended December 31, 2018, the Tile Coating
                                                        Systems and Porcelain
Enamel business units were combined into one reportable segment called Performance
Coatings. The Tile Coating Systems business unit is now reported as discontinued operations
and the remaining Porcelain Enamel business unit has
                                                        been integrated into
the Performance Colors and Glass reportable segment. The
                                                        Performance Coatings
reportable segment reported $734 million in revenues for the year ended December 31, 2018
of which $530 million was reported in discontinued operations related to the Tile
Coatings business. This indicates that approximately $204 million of
 Benjamin Schlater
FERRO CORPORATION
May 20, 2020
Page 2
         revenues during the year ended December 31, 2018 were related to the Porcelain Enamel business unit compared to 2018 consolidated revenues of $1.08 million reported in the
         Form 10-K for the year December 31, 2019. Please tell us how you determined it was appropriate to integrate the Porcelain Enamel business unit into the Performance Colors and Glass reportable segment under ASC 280, including your consideration of the aggregation criteria of ASC 280-10-50-11.
Form 8-K Filed March 2, 2020

Table 6, page 12

2. We note your adjustment for costs related to optimization projects of $13.6 million represents approximately 40% of your as reported net income attributable to common shareholders and approximately 20% of your as adjusted net income attributable to common shareholders. Please provide us with further details regarding the components of these adjustments for each period presented and help us understand why these costs would not be considered to be normal, recurring cash operating expenses. Refer to Question
         100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
         In a similar manner, please address the appropriateness of adjusting for these amounts in your determination of Adjusted Free Cash From Operating Activities. Table 12, page 19

3. In your determination of Free Cash Flow Provided by Operating Activities, you adjust for cash collected for Accounts Receivable Securitizations. Given that ASC 230-10-45-12 requires these amounts to be presented in investing activities, please tell us how you determined that this adjustment does not result in a non-GAAP measure based on individually tailored accounting principles. Refer to the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486
with any questions.



FirstName LastNameBenjamin Schlater                          Sincerely,
Comapany NameFERRO CORPORATION
                                                             Division of
Corporation Finance
May 20, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName